

June 24, 2011

Stephen J. Cosgrove
Vice President, Corporate Controller
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

> **Re: Johnson & Johnson**
> **Form 10-K for the Fiscal Year Ended January 2, 2011**
> **Filed February 24, 2011**
> **File No. 001-03215**
>
> **Form 10-Q for the Quarterly Period Ended April 3, 2011**
> **Filed May 10, 2011**

Dear Mr. Cosgrove:

We have reviewed your May 27, 2011 response to our May 3, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended January 2, 2011

Exhibit 13
Management's Discussion and Analysis of Results of Operations and Financial Condition
Income Taxes, page 38

1. Please refer to your response to our comment three. As previously requested, please provide us proposed disclosure to be included in future filings of the amount of cash and cash equivalents held by foreign subsidiaries as of the latest balance sheet date presented, which are only available at the subsidiary level because earnings are considered permanently reinvested. We believe this information will provide further context with respect to your sources of liquidity.

Form 10-Q for the Quarterly Period Ended April 3, 2011

Notes to Consolidated Financial Statements
Note 11 – Legal Proceedings
Government Proceedings
RISPERDAL®, page 25

2. During the quarter ended April 3, 2011, you recorded a reserve for a potential settlement of the penalties under the Food Drug and Cosmetic Act related to Risperdal. Please tell us:
   - The amount recorded and why you believe it is a reasonable estimate of the probable loss; and
   - Why you were unable to reasonably estimate an amount of loss or range of loss at December 31, 2010. In this regard, include a chronology of the facts and circumstances from the time you filed your Form 10-K for the year ended December 31, 2010 to the date you determined an estimate of the loss.

General Litigation, page 31

3. You state that the ultimate legal and financial liability of the Company in respect to all claims, lawsuits and proceedings referred to above often [emphasis added] cannot be reasonably estimated. We do not believe that this disclosure meets the requirements of ASC 450-20-50-4b. For those claims, lawsuits and proceedings that you can estimate, please provide us proposed disclosure to be included in future periodic reports disclosing an estimate of the possible loss or range of loss. For those claims, lawsuits and proceedings that you cannot estimate, please provide us proposed disclosure to be included in future periodic reports disclosing that such an estimate cannot be made. In addition for those matters for which you cannot estimate an amount or range, please provide us with an explanation of the procedures you undertake on a quarterly basis to reach that determination.

   You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant